Exhibit 99.17

CONSENT

TO:	United States Securities and Exchange Commission
Alexco Resource Corp.
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
United States Securities and Exchange Commission
Toronto Stock Exchange

Dear Sirs/Mesdames:

RE:	Technical Information in Annual Information Form

Reference is made to the annual information form of the Company for the year ended December 31, 2020 (the “AIF”), the Annual Report on Form 40-F of the Company for the year ended December 31, 2020 (the “Form 40-F”) and Registration Statement on Form F-10 (File No. 333-249529) (the “Form F-10” and, together with the AIF and Form 40-F, the “Filings”).

I consent to being named as a qualified person in the Filings and authorize the use of the information represented in the Filings as having been prepared by me or under my supervision. I confirm that I have read the Filings and have no reason to believe that there are any misrepresentations in the information contained therein that are: (i) derived from the information represented in the Filings as having been prepared by me or under my supervision; or (ii) within my knowledge as a result of the services performed by me in connection with such information.

Dated this 11th day of March, 2021.

Yours truly,

/s/ Al McOnie

Alan McOnie, FAusIMM